FEE WAIVER AND

EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, dated as of November 1, 2005, between Everest Funds, a Delaware statutory trust (the “Trust”), on behalf of the portfolio or portfolios of the Trust listed on Schedule A of this Agreement (each, a “Fund”), and Everest Funds Management, LLC, a Delaware limited liability company (“EFM”).

WHEREAS, EFM has entered into an Amended and Restated Investment Advisory Agreement with the Trust, on behalf of each Fund, pursuant to which EFM provides investment management services for each Fund, and for which EFM is compensated based on the average net assets of each Fund; and

WHEREAS, the Trust and EFM have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the expenses of each Fund of the Trust listed on Schedule A of this Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.

Fee Waiver and Expense Assumption by EFM.  EFM agrees to waive all or a portion of its management fee and to assume the expenses for each Fund listed on Schedule A, to the extent necessary to limit the expenses of each Fund on an annualized basis to the rates reflected on Schedule A (each an “Annualized Expense Ratio”).

2.

Duty to Reimburse EFM.  If, at any time, the annualized expenses of a Fund are less than the Annualized Expense Ratio listed on Schedule A for the Fund, the Trust, on behalf of the Fund, shall reimburse EFM for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement will not cause the Annualized Expense Ratio of the Fund to exceed the rate on Schedule A of this Agreement.  There shall be no obligation of the Trust, on behalf of a Fund, to reimburse EFM for fees previously waived or expenses previously assumed by EFM more than thirty-six months prior to the date of any such reimbursement.

3.

Assignment.  No assignment of this Agreement shall be made by EFM without the prior consent of the Trust.

4.

Duration and Termination.  This Agreement shall continue in effect until October 31, 2006 for each Fund and shall continue in effect from year to year thereafter for each Fund, unless and until the Trust or EFM notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for a Fund, of its intention to terminate the Agreement for a Fund.  This Agreement shall automatically terminate, with respect to a Fund, upon the termination of the Investment Advisory Agreement between EFM and the Trust, on behalf of each Fund.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EVEREST FUNDS		EVEREST FUNDS MANAGEMENT, LLC

By:	/s/ Vinod Gupta	By:	/s/ Vinod Gupta

Name:	Vinod Gupta	Name:	Vinod Gupta

Title:	President and Treasurer	Title:	President

SCHEDULE A

Fund	Annualized Expense Ratio (as a percentage of average net assets)

Everest America Fund	1.00%